[redacted]

DD
8/29/13

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2013
WASH. D.C.
193

SECUR 13014474 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 25132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro Pacific Capital, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Decker, Chief Compliance Officer (203) 662-9700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
9/20/13

OATH OR AFFIRMATION

I, Peter D. Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of August 26, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

8/26/2013

Notary Public / My Commission expires 9/30/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURO PACIFIC CAPITAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2013

MARCUM
ACCOUNTANTS ▲ ADVISORS

EURO PACIFIC CAPITAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2013

EURO PACIFIC CAPITAL, INC.

CONTENTS

Independent Auditors' Report 1-2

Financial Statements

Statement of Financial Condition 3
Statement of Operations 4
Statement of Shareholder's Equity 5
Statement of Cash Flows 6
Statement of Changes in Subordinated Borrowings 7

Notes to Financial Statements 8-21

Supplementary Information

Schedule of Operating Expenses 22

Schedule I:
Computation of Net Capital Pursuant to Rule 15c3-1 23

Schedule II:
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3 24

Schedule III:
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 25

Supplemental Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5 26-27

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Euro Pacific Capital, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Euro Pacific Capital, Inc. (the "Company"), as of June 30, 2013 and the related statements of operations, shareholder's equity, cash flows and statement of changes in subordinated borrowings for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro Pacific Capital, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information in the schedule of operating expenses and Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements. The information in Schedules I, II and III is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedule of operating expenses and Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedule of operating expenses and Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
August 23, 2013

EURO PACIFIC CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

Assets		
Current Assets		
Cash	$	2,079,293
Cash, customer escrow		113,338
Deposits with clearing organizations		100,000
Receivables:		
Clearing organizations		1,200,013
Other		23,569
Investments in securities, at fair value		75,469
Securities owned, at fair value		26,936
Prepaid expenses and other assets		377,694
Deposits		58,628
Deferred tax assets		1,246,334
Total Current Assets		5,301,274
Property and Equipment, Net		395,219
Total Assets	$	5,696,493
Liabilities and Shareholder's Equity		
Current Liabilities		
Payables:		
Customers	$	74,548
Other		228,808
Clearing organizations		25,542
Accrued liabilities		722,424
Securities owned, not yet purchased, at fair value		19,718
Deferred revenue		300,000
Income taxes payable, current		865
Total Current Liabilities		1,371,905
Long Term Liabilities		
Note payable - subordinated borrowings		1,000,000
Deferred revenue		300,000
Total Long Term Liabilities		1,300,000
Commitments and Contingencies (Note 10)		
Shareholder's Equity		
Common stock, $1 par value, 1,000 authorized shares, 1,000 shares issued and 600 outstanding		1,000
Additional paid-in-capital		2,241,593
Retained earnings		877,995
Cost of common stock held in treasury, 400 shares		(96,000)
Total Shareholder's Equity		3,024,588
Total Liabilities and Shareholder's Equity	$	5,696,493

The accompanying notes are an integral part of these financial statements.

EURO PACIFIC CAPITAL, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2013

Revenues	
Brokerage revenue	$ 14,625,712
Investment advisory revenue	6,143,572
Private placement commissions	2,723,968
Perth Mint trading revenue	1,023,319
Other revenue	725,656
Total Revenue	25,242,227
Operating Expenses	27,504,321
Net Loss Before Income Taxes	(2,262,094)
Income Tax Benefit	1,007,505
Net Loss	$ (1,254,589)

The accompanying notes are an integral part of these financial statements.

EURO PACIFIC CAPITAL, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2013

	Shares Issued	Common Stock	Additional Paid-in Capital	Treasury Shares	Treasury Stock	Retained Earnings	Total Shareholder's Equity
Balance - Beginning	1,000	$ 1,000	$ 296,935	(400)	$ (96,000)	$ 2,132,584	$ 2,334,519
Stock based compensation	--	--	1,944,658	--	--	--	1,944,658
Net loss	--	--	--	--	--	(1,254,589)	(1,254,589)
Balance - Ending	1,000	$ 1,000	$ 2,241,593	(400)	$ (96,000)	$ 877,995	$ 3,024,588

The accompanying notes are an integral part of these financial statements.

EURO PACIFIC CAPITAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2013

Cash Flows from Operating Activities	
Net loss	$ (1,254,589)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	125,755
Deferred taxes	(806,401)
Stock based compensation	1,944,658
Changes in operating assets and liabilities:	
Deposits with clearing organizations	55,135
Customer escrow deposits	(32,031)
Receivables	(18,578)
Investments in securities	107,105
Securities owned, at fair value	(12,499)
Prepaid expenses and other assets	19,325
Deposits	39,986
Payables	109,705
Accrued liabilities	(487,616)
Securities owned, not yet purchased, at fair value	19,718
Income taxes payable	(2,515)
Deferred revenue	(300,000)
Net Cash Used in Operating Activities	(492,842)
Cash Flows from Investing Activities	
Purchase of property and equipment	(152,797)
Net Cash Used in Investing Activities	(152,797)
Cash Flows from Financing Activities	
Proceeds from note payable-subordinated borrowings	1,000,000
Net Cash Provided by Financing Activities	1,000,000
Net Increase in Cash and Cash Equivalents	354,361
Cash and Cash Equivalents - Beginning	1,724,932
Cash and Cash Equivalents - Ending	$ 2,079,293
Supplemental Disclosures of Cash Flow Information	
Interest paid	$ 7,726
Income taxes paid	$ 19,670

The accompanying notes are an integral part of these financial statements.

EURO PACIFIC CAPITAL, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED JUNE 30, 2013

Subordinated Borrowings at July 1, 2012	$	--
Increases:		
Issuance of subordinated debt		1,000,000
Subordinated Borrowings at June 30, 2013	$	1,000,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF ORGANIZATION

Euro Pacific Capital, Inc. (the "Company"), a California corporation, has been approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b) and Financial Industry Regulatory Agency ("FINRA").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a(d)(3) and does not hold customer funds or securities. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold funds or securities for or owe funds or securities to customers other than as noted in Note 3. As a result, the Company is exempt from certain provisions and requirements of the SEC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company has established revenue recognition policies for each of its income items, including brokerage revenue, private placement commission, and Perth Mint trading revenue.

Brokerage Revenue

The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company earns revenue in the form of 12b-1 fees and interest on account balances. The earnings process is substantially complete at the trade date in accordance with the regulations of the SEC and accounting principles generally accepted in the United States of America, ("U.S. GAAP").

The Company also receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

Private Placement Commission Revenue

Private placement commission revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent. Private placement commissions are recorded at the time the transaction is completed and the commission earned is reasonably determinable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

Perth Mint Trading Revenue

Perth Mint revenues include fees charged arising from gold and silver certificate offerings in which the Company acts as an agent. Perth Mint revenue is recorded on a trade date basis.

Investment Advisory Revenue

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

PROPERTY AND EQUIPMENT

Property and equipment, including leasehold improvements, are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from three to seven years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY (CONTINUED)

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION TECHNIQUES

Investments in Securities and Securities Owned

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Derivative Contracts

The Company records its derivative activities at fair value. Gains and losses from derivative contracts are included in net realized gain or loss and net change in unrealized appreciation on investments in securities recorded as other revenue in the statement of income. Derivative contracts consist of warrants.

Depending on the underlying security and the terms of the transaction, the fair value of certain derivatives may be able to be modeled using a series of techniques including the Black-Scholes option-pricing model, simulation models, or a combination thereof. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates, and currency rates. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets. In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. Derivative contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy, unless actively traded in which they would be categorized as Level 1.

SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)

Securities sold, not yet purchased represent obligations of the Company to deliver a specified security at a contracted price and, thereby, create a liability to purchase that security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the financial statements. However, these transactions result in off-balance sheet risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

FOREIGN CURRENCY TRANSACTIONS

Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in net income.

INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK-BASED COMPENSATION

The Company records compensation expense based on the fair value for new awards and previously issued awards that are modified, repurchased, or cancelled after the adoption date. Such value is recorded over the requisite service period using the straight-line method.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 23, 2013, the date the financial statements were available to be issued.

NOTE 3 – CUSTOMER ESCROW AND PURCHASE DEPOSITS

The Company receives payments from clients for the purchase of precious metal certificates offered through the Perth Mint. The payments are deposited into an escrow account pending purchase of the certificate on behalf of the client with an offsetting entry to a client purchase deposit liability account. As of June 30, 2013, the Company had approximately $74,500 in customer escrow deposits and client purchase deposit liabilities. The client purchase liability is presented as payable to customers in the statement of financial condition on a net basis.

NOTE 4 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2013:

Description	Level 1	Level 2	Level 3	Total
Assets:				
Mutual Funds:				
Foreign large blend	$ --	$ 4,540	$ --	$ 4,540
China region	--	4,224	--	4,224
Total Mutual Funds	--	8,764	--	8,764
Common Stocks:				
United States:				
Oil & gas	1,006	4,397	--	5,403
Basic materials-mining	3,922	--	--	3,922
Industrials	1,138	--	--	1,138
Sweden:				
Consumer discretionary	--	7,657	--	7,657
Singapore:				
Technology	--	29	--	29
Australia:				
Oil & gas	23	--	--	23
Total Common Stocks	6,089	12,083	--	18,172
Derivative Contracts:				
Warrants:				
United States:				
Scientific & technical instruments	--	--	9,401	9,401
South America:				
Basic materials-mining	--	--	19,498	19,498
Canada:				
Basic materials-mining	--	--	46,570	46,570
Total Derivative Contracts	--	--	75,469	75,469
Total Assets	$ 6,089	$ 20,847	$ 75,469	$ 102,405

Description	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities Sold Short:				
Common Stocks:				
United States:				
Health care - biotechnology	$ 3,511	$ --	$ --	$ 3,511
Sweden:				
Telecommunications	8,251	--	--	8,251
Consumer discretionary	7,404	--	--	7,404
Australia:				
Utilities	552	--	--	552
Total Common Stocks	19,718	--	--	19,718
Total Liabilities	$ 19,718	$ --	$ --	$ 19,718

NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2013:

Level 3 Rollforward		Warrants
Balance - Beginning	$	--
Transfers into Level 3[(a)]		182,574
Purchases		25,916
Change in unrealized gains (losses)		(133,021)
Balance - Ending	$	75,469

(a) Transferred from Level 2 to Level 3 due to observable market data becoming unavailable.

The Company's policy is to recognize transfers in and transfers out as of the actual date of the event or change in circumstances that caused the transfer.

NOTE 5 – DERIVATIVE CONTRACTS

Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by their primary underlying risks of equity price. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to the inability of its counterparties to meet the terms of their contracts.

WARRANTS

In the normal course of business, the Company may receive warrants as part of its private placement activities which they record as revenue and an investment. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and its basis of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

NOTE 5– DERIVATIVE CONTRACTS (CONTINUED)

VOLUME OF DERIVATIVE ACTIVITIES

At June 30, 2013, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure	
Primary Underlying Risk	Notional Amounts	Number of Contracts
Equity price:		
Warrants	$ 387,370	1,242,212

Notional amounts for warrants are based on the number of contracts times the fair value of the underlying instruments as if exercised at June 30, 2013.

IMPACT OF DERIVATIVES ON THE STATEMENT OF FINANCIAL CONDITION AND STATEMENT OF INCOME

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as investments in securities, categorized by primary underlying risk, at June 30, 2013. The following table also identifies the net gain (loss) amount included in net realized gain or loss and net change in unrealized appreciation/depreciation on investments in securities recorded as other revenue in the statement of operations, categorized by primary underlying risk, for the year ended June 30, 2013:

Primary Underlying Risk	Derivative Assets	Unrealized Gain (Loss)
Equity price:		
Warrants	$ 75,469	$ (133,021)

NOTE 6 – PROPERTY AND EQUIPMENT

As of June 30, 2013, property and equipment consisted of the following:

Furniture and fixtures	$ 311,453
Computers	639,802
Automobiles	105,398
Leasehold improvements	57,453
Total	1,114,106
Less: accumulated depreciation	718,887
Net property and equipment	$ 395,219

NOTE 7 – STOCK OPTION PLAN

In 2012, the Company adopted the 2012 Euro Pacific Capital, Inc. Incentive Plan (the "Plan"). The Plan authorized the Board to grant options for a maximum of 150 shares to eligible employees and directors under incentive and non-statutory stock option agreements. Eligible participants who are not employees may be granted only non-statutory stock options. Each stock option shall have a stated exercise price of $166,000 per share of stock on the date of grant. The options must be exercised within 10 years of the grant date. All grants as of June 30, 2013, fully vest on the date of grant. As of June 30, 2013, there were no unvested options.

Information with respect to activity under the Plan is as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price
Options outstanding, July 1, 2012	--	$ --	$ --
Granted	100	166,000	166,000
Exercised	--	--	--
Canceled	--	--	--
Options outstanding, June 30, 2013	100	$ 166,000	$ 166,000
Options exercisable, June 30, 2013	100	$ 166,000	$ 166,000

The weighted average remaining contractual term in years was 9.08 for options outstanding at June 30, 2013.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants issued during the year ended June 30, 2013:

Risk free interest rate	2.50%
Expected dividend yield	0%
Expected life	4.7 years
Volatility	58.7%

The weighted average grant date fair value using the Black-Scholes option pricing model was $19,447 during the year ended June 30, 2013. Total stock option compensation expense attributable to options granted during the year ended June 30, 2013 was $1,944,658. As of June 30, 2013, there is no unrecognized compensation expense associated with these options.

NOTE 8 – INCOME TAXES

The current and deferred portion of the income tax benefit included in the statement of operations for the year ended June 30, 2013 is as follows:

	Current	Deferred	Total
Federal	$ (215,759)	$ (559,544)	$ (775,303)
State	14,655	(246,857)	(232,202)
	$ (201,104)	$ (806,401)	$ (1,007,505)

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of June 30, 2013 are:

Deferred tax assets (liabilities):	
Stock based compensation	$ 952,883
Deferred revenue	294,000
Unrealized gains and losses	83,488
Rent amortization	27,568
Other	9,915
Depreciation	(121,520)
	$ 1,246,334

The provisions of ASC 740-10 *"Accounting for Uncertain Income Tax Positions"*, requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of June 30, 2013.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of June 30, 2013.

NOTE 9 – DEFERRED REVENUE

In 2010, the Company entered into an agreement with a new clearing firm. As part of the agreement, the Company received a $1,500,000 business development credit from the clearing firm. The business development credit is predicated upon the agreement remaining in full force and effect for the initial term of five years. In the event the agreement is terminated by the Company prior to the initial term the Company will have to return a pro-rata portion of the business development credit equal to the total amount of the business development credit paid to the Company as of the termination date multiplied by the number of months remaining in the initial term divided by the total number of months of the initial term. As of June 30, 2013, the Company recognized $300,000 in revenue and has deferred revenue of $600,000 related to the business development credit.

NOTE 10- COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases office space in various locations including Westport, Connecticut, Newport Beach and Santa Monica, California, Scottsdale, Arizona, Boca Raton, Florida, and New York, New York. These leases expire on various dates through 2020.

Rent expense was approximately $834,000 for the year ended June 30, 2013.

Future minimum lease payments under the Company's non-cancelable operating leases at June 30, 2013 were as follows:

2014	$ 763,516
2015	565,226
2016	317,766
2017	298,467
2018	215,502
Thereafter	469,130
	$ 2,629,607

NOTE 10- COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION AND CLAIMS

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business.

Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

NOTE 11 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has a qualified 401K Plan under IRC section 401a. Employees are eligible to participate in this plan after one (1) full year of employment and 1000 hours of service. The Company makes no contribution to this plan.

NOTE 12 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC) up to $500,000. At times during the year ended June 30, 2013, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 13 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2013, the Company had net capital of $1,864,743 which exceeded required net capital of $110,640 by $1,754,103. The Company's ratio of aggregate indebtedness to net capital was .9 to 1 at June 30, 2013, which was less than the maximum ratio of 15 to 1.

NOTE 14 – SUBORDINATED BORROWINGS

The Company borrowed $1,000,000 from the majority stockholder on June 28, 2013. The loan bears interest at 1% per annum and is due and payable at least 1 year from the date of the agreement, for an initial term of 1 year. The loan is subordinated to all debts and claims, both from current and future creditors, whose claims are not similarly subordinated. The loan was accepted by FINRA to constitute a satisfactory subordination agreement under Appendix D to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). As such, the $1,000,000 liability at June 30, 2013 has been included in the computation of allowable capital.

SUPPLEMENTARY INFORMATION

EURO PACIFIC CAPITAL, INC.

SCHEDULE OF OPERATING EXPENSES

YEAR ENDED JUNE 30, 2013

Salaries and wages	$	16,223,745
Stock based compensation expense		1,944,658
Clearing charges		2,364,172
Rent and utilities		888,837
Payroll tax expense		817,804
IT support		655,960
Other trading expense - non clearing		628,719
Consulting		595,777
Regulatory fees		403,299
Research		335,386
Employee benefits		334,097
Telephone		323,610
Travel and entertainment		292,392
Accounting		239,990
Advertising		165,617
Office expense		131,104
Depreciation and amortization		125,755
Postage and delivery		115,228
Web page		108,595
Client trading errors		103,439
Insurance		76,292
Legal settlements		65,554
Payroll-processing fee		65,255
Automobile and parking		63,588
Marketing expense		56,737
Exchange fees		51,351
Outside services		46,681
Conference and seminars		38,174
Repairs and maintenance		35,590
Dues and subscriptions		33,208
Equipment rental		32,155
Printing		26,754
Taxes - other		24,155
Legal and professional		20,401
Internet expense		20,179
Bank charges		19,176
Continuing education and training		14,408
Interest expense		7,726
Computer supplies and maintenance		7,288
Donations		1,465
Total Operating Expenses	$	27,504,321

EURO PACIFIC CAPITAL, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2013

SCHEDULE I

		Audited Net Capital
Computation of net capital:		
Total shareholder's equity		$ 3,024,588
Plus: subordinated debt		1,000,000
Less: non-allowable assets from the statement of financial condition		2,153,344
Net capital before haircuts on securities		1,871,244
Less: haircuts on securities		6,501
Net capital		1,864,743
Computation of basic net capital requirement:		
Minimum net capital requirement:		
1/15 x aggregate indebtedness or	$ 110,640	
minimum dollar net capital requirement	100,000	110,640
Excess net capital		$ 1,754,103
Total aggregate indebtedness		$ 1,659,592
Percentage of aggregate indebtedness to net capital		89.00%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1.

See Independent Auditors' Report.

EURO PACIFIC CAPITAL, INC.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

JUNE 30, 2013

SCHEDULE II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

See Independent Auditors' Report.

EURO PACIFIC CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

JUNE 30, 2013

SCHEDULE III

Information relating to possession or control requirements is not applicable to Euro Pacific Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See Independent Auditors' Report.

SUPPLEMENTAL REPORT OF INVESTMENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder of
Euro Pacific Capital, Inc.

In planning and performing our audit of the financial statements of Euro Pacific Capital, Inc. (the "Company") as of and for the year ended June 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control over financial reporting that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Euro Pacific Capital, Inc. as of and for the year ended June 30, 2013, and this report does not affect our report thereon dated August 23, 2013. The Company did not record the stock based compensation expense related to the grant of stock options under Accounting Standards Codification (ASC) Topic 718, *Stock Compensation* which resulted in a material misstatement of the Company's financial statements which was corrected as part of the financial statement audit. The audit adjustment had no effect on reported net capital. Management plans to expand its internal control procedures over the granting of stock options to ensure they are properly recorded under ASC Topic 718, *Stock Compensation.*

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives, except as described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
August 23, 2013